 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private issuer pursuant to Rule 13a-16 or 15(d)-16 under the Securities Exchange Act of 1934

Date of Event: November 19, 2009

CHINA LINEN TEXTILE INDUSTRY  LTD.

 (Exact name of registrant as specified in its charter)

THE CAYMAN ISLANDS, B.W.I.	000-1336655	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Chengdong Street, Lanxi County, Heilongjiang Province, PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ��  No☒

REGULATION FD DISCLOSURE

Attached as Exhibit 99.1 is a slide presentation that will be utilized by China Linen Textile Industry, Ltd. at the 2009 China Growth Conference hosted by Brean Murray, Carret and Co. from November 19, 2009 through November 20, 2009 in New York, NY.

The information in this Form 6-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall they be deemed incorporated by reference in any filing under the Securities Exchange Act of 1933, except as shall be expressly set forth by specific reference in such filing.

FINANCIAL STATEMENTS AND EXHIBITS

The following exhibit is being furnished with this report

Exhibit No.

Description

99.1

Presentation to be utilized at 2009 China Growth Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LINEN TEXTILE INDUSTRY, LTD.

By: /s/ Gao Ren

Gao Ren

Chief Executive Officer

November 19, 2009